LANXESS

Energizing Chemistry

LANXESS AG / 51369 Leverkusen

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Both documents have been disclosed in September under the provisions of the German Securities Trading Act. With one document published in the electronic version of the German Federal Gazette, LANXESS AG announced that 1,418,000 own shares repurchased by the company had been cancelled and the company's share capital had been decreased accordingly from Euro 84,620,670 to Euro 83,202,670. The other disclosure published in the business register refers to the now existing total number of 83.202.670 voting rights of LANXESS AG.

Yours sincerely,
LANXESS AG

ppa. M. Rücker

Dr. Matthias Rücker

SEC Az: 82-34846

Enclosure:

- Disclosure pursuant to Sec. 30b para. 1 German Securities Trading Act
- Disclosure pursuant to Sec. 26a German Securities Trading Act

dlo 10/17

October 2, 2007

LANXESS AG
Dr. Matthias Rücker
Law & Intellectual Property
Building K 10 / Room 3089
51369 Leverkusen,
Chemiepark Leverkusen

Phone +49 214 30-43808
Fax +49 214 30-24806
matthias.ruecker@lanxess.com
www.lanxess.com

elektronischer
Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	19. September 2007
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Kapitalherabsetzung
Veröffentlichungspflichtiger:	LANXESS Aktiengesellschaft, Leverkusen
Fondsname:	
ISIN:	
Auftragsnummer:	070912006291
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

LANXESS
Energizing Chemistry

LANXESS Aktiengesellschaft

Leverkusen

WKN 547040
ISIN DE0005470405

Bekanntmachung nach § 30b Abs. 1 Satz 1 Nr. 2 WpHG über die Einziehung von Aktien

Die Hauptversammlung der LANXESS AG hat mit Beschluss vom 31. Mai 2007 den Vorstand ermächtigt, unter Herabsetzung des Grundkapitals im Wege der vereinfachten Kapitalherabsetzung gem. § 71 Abs. 1 Nr. 8 Satz 6 AktG eigene Aktien der Gesellschaft zu erwerben und ohne Hauptversammlungsbeschluss einzuziehen.

Aufgrund dieser Ermächtigung und des entsprechenden Ausnutzungsbeschlusses des Vorstands vom 10. August 2007 hat die Gesellschaft insgesamt 1.418.000 Stückaktien mit einem anteiligen Betrag von Euro 1,00 je Aktie am Grundkapital (insgesamt Euro 1.418.000) erworben.

Die 1.418.000 Stückaktien wurden mit Beschluss des Vorstands vom
12. September 2007 eingezogen. Zugleich wurde das Grundkapital der LANXESS AG von Euro 84.620.670 um Euro 1.418.000 auf Euro 83.202.670 herabgesetzt.

Leverkusen, im September 2007

Der Vorstand

Für LANXESS Aktiengesellschaft veröffentlicht am 19. September 2007.
Auftragsnummer: 070912006291
Quelle: elektronischer Bundesanzeiger

Datenübersicht

LANXESS
Energizing Chemistry

Ihre Angaben:

Auftragsnummer:	070972001463
Datum der Übermittlung:	27.09.2007
Uhrzeit:	09:50:51
Veröffentlichungspflichtiger:	LANXESS Aktiengesellschaft
Sitz:	Leverkusen
Meldung:	Mitteilung der Gesamtzahl der Stimmrechte nach § 26a WpHG
Termin der Veröffentlichung:	unverzüglich, spätestens jedoch am nächsten Erscheinungstag

LANXESS
Energizing Chemistry

LANXESS AG

Leverkusen

WKN 547040
ISIN DE0005470405

Veröffentlichung gemäß § 26a WpHG

Die Gesamtzahl der Stimmrechte der LANXESS AG beträgt seit dem 12. September 2007 83.202.670 Stimmrechte.

Leverkusen, im September 2007

Der Vorstand

INTERIM REPORT
JANUARY 1 – JUNE 30, 2007


XESS

LANXESS
Energizing Chemistry

Key Data	Q2 2006	Q2 2007	Change	H1 2006	H1 2007	Change
€ million			in %			in %
Sales	1,751	1,727	(1.4)	3,587	3,438	(4.2)
EBITDA pre exceptionals	201	211	5.0	406	430	5.9
EBITDA margin pre exceptionals	11.5%	12.2%		11.3%	12.5%	
EBITDA	190	60	(68.4)	377	272	(27.9)
EBIT pre exceptionals	138	151	9.4	281	309	10.0
EBIT	127	(44)	n.a.	252	106	(57.9)
EBIT margin	7.3%	n.a.		7.0%	3.1%	
Net income (loss)	77	(59)	n.a.	159	32	(79.9)
Earnings per share (€)	0.91	(0.70)	n.a.	1.88	0.38	(79.8)
Cash flow from operating activities	61	112	83.6	97	189	94.8
Depreciation and amortization	63	104	65.1	125	166	32.8
Capital expenditures	44	64	45.5	81	111	37.0
Total assets				4,205*	4,350	3.4
Equity (including minority interest)				1,428*	1,464	2.5
Equity ratio				34.0%*	33.7%	
Pension provisions				520*	518	(0.4)
Net financial liabilities				511*	461	(9.8)
Employees (as of June 30)				16,481*	16,400	(0.5)

*as of December 31, 2006



Q2 Overview

- Second-quarter sales show 3.7% year-on-year gain when adjusted for portfolio and currency effects
- EBITDA pre exceptionals increases by 5.0%
- EBITDA margin rises to 12.2% from 11.5% in the prior-year quarter
- EBIT pre exceptionals shows a clear 9.4% improvement
- Net financial liabilities down from €511 million to €461 million
- Partner found for the Lustran Polymers business unit
- Guidance for 2007 adjusted following portfolio change: EBITDA pre exceptionals to advance to between €700 million and €720 million

LANXESS

++ 2nd Quarter 2007 +++ 2nd Quarter 2007 +

April 2

+++ ALISECA – Technical Services gets a new name at LANXESS +++

Operating with a fresh focus under the name ALISECA, the Technical Services group function of LANXESS AG will be relaunched as an independent company on July 1, 2007. The new business model for technical services has been developed with a view to strengthening the technological expertise available to LANXESS and managing maintenance services on a more efficient and cost-effective basis. The name ALISECA was chosen from employee submissions. It is derived from the Latin word "alisequus," which means "winged servant."

April 23

+++ LANXESS opens new plant for inorganic pigments in China +++

Inauguration of the new plant in Shanghai gives LANXESS a second production facility for inorganic pigments in China. The plant, with an annual capacity of approximately 20,000 metric tons, is operated by the Inorganic Pigments business unit and produces raw materials for the manufacture of inorganic pigments in Shanghai, which started back in 1996. Until now, LANXESS had sourced these raw pigments from suppliers.

April 30

+++ LANXESS on track to become world's biggest chrome ore supplier to the chemical industry +++

A further 80 million metric tons of ore reserves have been discovered in the chrome ore mine operated by LANXESS in South Africa. The find substantially enhances the company's position in the chrome ore market and safeguards the growth of this profitable business for decades to come. The mine, run by the Leather business unit, mainly supplies ore to LANXESS sites in South Africa and Argentina, which process the raw material into products for leather manufacture.

May 8



+++ LANXESS and Hankook tire sign long-term supply contract +++

LANXESS's Polybutadiene Rubber business unit and South Korean tire manufacturer Hankook Tire have put their cooperation on a firm footing with the execution of a long-term supply contract. LANXESS will supply solution SBR and polybutadiene rubber for the next five years. The plan is to more than double the volume supplied during that time.

May 8

+++ Dr. Werner Breuers succeeds Dr. Ulrich Koemm on the Management Board +++



Dr. Werner Breuers (48) will take up his duties as a member of the LANXESS AG Management Board on May 14, 2007. At its meeting on May 8, the Supervisory Board of LANXESS AG agreed to Management Board member Dr. Ulrich Koemm's request to leave the company prematurely. Dr. Koemm will thus cease to be a member of the LANXESS AG Management Board effective May 31, 2007.

+ 2nd Quarter 2007 +++ 2nd Quarter 2007 ++

May 31

+++ Annual Stockholders' Meeting 2007 +++

At the Annual Stockholders' Meeting in Düsseldorf, LANXESS CEO Dr. Axel C. Heitmann reaffirms the company's commitment to systematically pursue its chosen growth strategy. With 57.05% of the capital stock represented at the meeting and each agenda item approved by more than 99% of the votes cast, investors are clearly taking a keen interest in LANXESS and have considerable confidence in the company.


LANXESS
Hauptversammlung 2007

June 27

+++ LANXESS plans its largest-ever capital expenditure project +++

Seeking to expand its global position in the butyl rubber market, LANXESS is pursuing plans to build a new facility in Asia. The company has spent the last few months examining various possible locations across the continent. Negotiations to determine actual project feasibility are to start immediately with possible partners in Singapore, Kuantan in Malaysia, and Map Ta Phut in Thailand. Once the project gets the go-ahead, it could be brought on stream as early as 2010. With an investment volume in the order of €400 million, the new facility would represent the largest project in LANXESS's young history.



June 29

+++ LANXESS to place Lustran Polymers business unit into global joint venture with INEOS +++

The establishment of a joint venture with British chemicals group INEOS successfully concludes LANXESS's search for a partner for its global ABS plastics operations. LANXESS is transferring its Lustran Polymers business unit to the joint venture and will initially hold a 49% minority interest in the new company. INEOS will make a payment of €35 million after the first closing, which is expected to occur in late September 2007. Two years thereafter, INEOS will take over LANXESS's minority interest, which means LANXESS will have withdrawn completely from the business. At that time LANXESS will receive a second payment, the amount of which will depend on the success of the joint venture.

LANXESS Stock

LANXESS Stock LANXESS stock ended the second quarter of 2007 up around 7% on the period. The price climbed above €40 a share once more and showed a pleasing upward trend overall. In mid-May the stock hit a new record high of €43.75.

The stock markets continued the bull run they were already experiencing at the end of the first quarter, in some cases reporting substantial gains. Germany's blue-chip index, the DAX, topped 7000 points early on in the period. Toward the end it passed 8000 and on June 20, 2007 hit 8090, its highest level in seven years and close to the all-time record set in 2000. The MDAX, the selective index that includes LANXESS, was also in good shape, surpassing 11,000 points at the end of May. The general mood on the stock markets in the second quarter of 2007 was one of optimism, due in part to a strong profit reporting season in the U.S. and Europe as well as encouraging economic data and forecasts from these regions. Indeed, the Institute for the World Economy (IfW) forecast robust growth in Germany for the current year. Thanks to the favorable market trend, the DAX rose 15.8% on the quarter to 8007 points, while the MDAX climbed 8.1% to reach 11,024 on June 29, 2007. The positive climate pushed the DJ STOXX 600 Chemicals up from 448.67 points at the start of the period to 500.78 points at the end, a gain of 11.6%.

LANXESS stock began its rally in late April. The price rose above €40 once again and continued to gain in the ensuing weeks, achieving an all-time high on May 21, 2007. One of the chief sources of this momentum was news about the company's performance. The first-quarter report issued on May 9, 2007, in which LANXESS reported significant earnings growth and specified sales and profit targets for 2007, was well received by the capital market.

At the end of June, LANXESS unveiled one of the reporting period's key developments – the transfer of its Lustran Polymers business unit, part of the Engineering Plastics segment, to a joint venture with British chemicals group INEOS. LANXESS will initially hold a minority stake of 49%, but will withdraw from the business completely after two years. The announcement marks LANXESS's successful fulfillment of its promise to find a viable solution for its worldwide ABS plastics business. Also touched by strategic developments was the Performance Rubber segment's Butyl Rubber business unit. The company reported on a feasibility study concerning the construction of a new plant in Asia with a planned investment volume of €400 million, announcing upcoming negotiations on the matter. Other highlights of the second quarter are summarized on pages 2 and 3.

Apart from the Company's own good news, the buoyant market environment also nourished the positive performance of LANXESS stock in the second quarter. However, this did not match the increases enjoyed by the indices over the period because of selling by some of the company's very first stockholders, who decided to capitalize on the strong performance of LANXESS stock since its initial listing. Constant demand, particularly from institutional investors, helped to offset this effect. The end result was a shift in the institutional shareholder structure.

LANXESS stock closed the quarter up a good 7% from the preceding quarter, at €41.38.

LANXESS Stock		Year 2006	Q1 2007	Q2 2007
Capital stock/no. of shares [1]	€/no. of shares	84,620,670	84,620,670	84,620,670
Market capitalization [1]	€ billion	3.59	3.27	3.50
High/low for the period	€	42.48/24.67	43.55/34.88	43.75/37.39
Closing price [1]	€	42.48	38.65	41.38
Trading volume	million shares	132.071	51.516	49.895
Earnings per share	€	2.33	1.08	(0.70)

[1] as of December 31, 2006, March 31, 2007 and June 30, 2007 respectively

Stock Performance in %



125
115
105
95
85
December 29, 2006
(€42.48)
March 30, 2007
(€38.65)
June 29, 2007
(€41.38)
● LANXESS
● DJ STOXX 600 Chemicals℠ *
MDAX
O DAX

Based on XETRA closing prices.

* The Dow Jones STOXX 600 Chemicals℠ represents the chemicals-sector companies that are included in a larger index covering the 600 largest European enterprises in 18 different industries.

Additional information on all the above topics is available at www.lanxess.com under Investor Relations.

Interim Group Management Report as of June 30, 2007

Business Trends and Economic Situation

Economic environment The global economy continued to show stable growth through the middle of 2007. Substantial economic momentum in Asia offset below-average growth in North America. Germany proved a driving force, with strong exports and solid domestic demand. Chemical production in the first half of 2007 was up 4.0% from the same period of 2006. Starting in March, prices for petrochemical derivatives increased once again.

Sales The LANXESS Group's €1,727 million in sales in the second quarter of 2007 was driven by solid business performance. The 1.4% decline from the figure of €1,751 million for the prior-year quarter was entirely due to portfolio changes and negative currency effects. Adjusted for the divestment of the Textile Processing Chemicals business unit and adverse shifts in exchange rates, particularly for the U.S. dollar, sales grew by 3.7%. Prices and volumes each increased by just under 2%. The Performance Rubber and Engineering Plastics segments, in particular, succeeded in raising prices.

First-half sales declined by 4.2% year on year. After adjusting for portfolio and currency effects, LANXESS increased its sales by 3.3%. Portfolio changes included the divestment of the Fibers, Paper and Textile Processing Chemicals business units. With volumes almost unchanged, LANXESS succeeded in raising selling prices by 2.4% in the first half. Here again, it was chiefly the Performance Rubber and Engineering Plastics segments that increased prices in response to the higher raw material costs.

Effects on Sales	Q2 2007	H1 2007
Approximate data	%	%
Price	1.8	2.4
Volume	1.9	0.9
Currency	(2.8)	(3.3)
Portfolio	(2.3)	(4.2)
	(1.4)	**(4.2)**

Faced with further increases in raw material prices, particularly those of key petrochemical derivatives, LANXESS raised prices in all segments except Performance Chemicals, where tough conditions in the market for rubber chemicals drove prices downward. Volumes moved higher thanks to brisk demand and additional production capacity. The exception to this trend was the Engineering Plastics segment, where the company decided to forego low-margin business in ABS plastics.

Sales by Segment	Q2 2006	Q2 2007	Change	Proportion of Group sales	H1 2006	H1 2007	Change	Proportion of Group sales
	€ million	€ million	%	%	€ million	€ million	%	%
Performance Rubber	448	467	4.2	27.0	886	918	3.6	26.7
Engineering Plastics	425	427	0.5	24.7	881	855	(3.0)	24.9
Chemical Intermediates	394	401	1.8	23.2	789	809	2.5	23.5
Performance Chemicals	456	410	(10.1)	23.8	973	810	(16.8)	23.6
Other/Consolidation	28	22	(21.4)	1.3	58	46	(20.7)	1.3
	1,751	**1,727**	**(1.4)**	**100.0**	**3,587**	**3,438**	**(4.2)**	**100.0**

Sales of the Performance Rubber and Chemical Intermediates segments advanced on both a quarterly and half-year basis. Those of Engineering Plastics and Performance Chemicals declined on a half-year basis due to portfolio and currency changes, but remained at the level of the second quarter and first half of 2006, respectively, when adjusted for these effects.

Sales in Germany and the Asia-Pacific region were very encouraging, fueled by continuing economic growth. The decrease in sales in the EMEA region (excluding Germany) and the Americas was solely due to portfolio changes and exchange rate movements, particularly involving the U.S. dollar. Adjusted for these effects, sales rose in these markets, too, on both a quarterly and a half-year basis.

Gross profit Compared with the second quarter of 2006, the cost of sales in the second quarter of 2007 increased by 0.9%, to €1,332 million. While the benefits of restructuring and portfolio management cushioned the impact of higher raw material prices, some areas of the business were unable to pass along these cost increases in full. The divestment of the Textile Processing Chemicals business unit at the end of 2006 adversely affected gross profit, which dropped by 8.4% to €395 million. The gross profit margin shrank by 1.7 percentage points to 22.9%.

Comparing the first half of 2007 to the corresponding period of 2006, the cost of sales fell by 2.6% to €2,647 million, mainly due to portfolio effects. Gross profit, at €791 million, came in 8.9% below the first half of 2006. Price increases, particularly for key petrochemical derivatives such as butadiene and benzene, were passed on to the market, though not in their entirety. The situation was helped by positive outcomes from the efficiency-enhancing measures. The absence of profit contributions from the Paper and Textile Processing Chemicals business units, which were divested in the previous year, also played a role. The gross profit margin shrank by 1.2 percentage points to 23.0%.

EBITDA Pre Exceptionals	Q2 2006	Q2 2007	Change	H1 2006	H1 2007	Change
	€ million	€ million	%	€ million	€ million	%
Performance Rubber	62	65	4.8	133	135	1.5
Engineering Plastics	34	36	5.9	56	77	37.5
Chemical Intermediates	75	76	1.3	146	155	6.2
Performance Chemicals	70	63	(10.0)	139	123	(11.5)
Other/Consolidation	(40)	(29)	27.5	(68)	(60)	11.8
	201	**211**	**5.0**	**406**	**430**	**5.9**

EBITDA and EBIT LANXESS increased its operating result before depreciation and amortization (EBITDA) pre exceptionals by 5.0% over the prior-year quarter, to €211 million. The EBITDA margin pre exceptionals grew by 0.7 percentage points to 12.2%. With the exception of Performance Chemicals, all operating segments improved their EBITDA. The Performance Chemicals segment saw earnings decline because of price erosion for rubber chemicals in the prevailing competitive environment and the absence of earnings from the textile chemicals business, which was divested at the end of 2006. The EBITDA margin pre exceptionals, however, was at or above the prior-year level in all segments. These developments reflect our Group-wide efficiency improvements, the full impact of which is likely to be felt in 2008 and 2009. A decrease in selling expenses also contributed to the increase in earnings pre exceptionals in the second quarter.

On a half-year basis, we lifted EBITDA pre exceptionals by 5.9% to €430 million. The EBITDA margin pre exceptionals climbed by 1.2 percentage points to 12.5%. As in the second quarter, all segments except Performance Chemicals contributed to earnings growth. The Performance Rubber segment slightly exceeded the high earnings level of the first half of 2006. The Engineering Plastics segment generated a substantial 37.5% increase in EBITDA pre exceptionals, thanks in large part to the performance of the Semi-Crystalline Products business unit and the divestment of the Fibers business in February 2006. Energized in particular by the Inorganic Pigments business unit, earnings in the Chemical Intermediates segment topped the already high figure for the first half of 2006. The decline in EBITDA pre exceptionals in the Performance Chemicals segment was mainly due to the absence of the positive earnings contributions of the Paper and Textile Processing Chemicals business units, which were divested in 2006. Competition in the area of rubber chemicals also adversely affected the segment's performance. Performance Chemicals nevertheless increased its EBITDA margin by 0.9 percentage points to 15.2%

The €195 million in exceptional items affecting the operating result (EBIT) in the second quarter of 2007 were mainly related to the preparations for transferring the Lustran Polymers business unit to a joint venture established with INEOS. Further details of this transfer, which represents a significant portfolio change for the LANXESS Group, are given in the commentary on the Engineering Plastics segment. Of the exceptional charges, an amount of €44 million was for impairments of the business unit's assets, while €142 million was for further anticipated write-downs and transaction costs. The remaining €9 million in exceptionals for the quarter related to other restructuring measures and portfolio adjustments. In the prior-year quarter, such factors led to €11 million in exceptional charges.

In the first half of 2007, the exceptionals related to preparations for the Lustran Polymers transaction were accompanied by €17 million in expenses for restructuring and portfolio changes, €16 million of which impacted EBITDA. Details are provided in the commentary on the Other/Consolidation segment. Exceptional items in the first half of 2007, which are reflected entirely in other operating expenses, totaled €203 million. In the first half of the prior year, €27 million in expenses for restructuring and portfolio changes and €2 million related to antitrust investigations were charged to EBIT.

Financial result The financial result amounted to €2 million in the second quarter of 2007, compared with minus €9 million in the prior-year period. With the net interest position somewhat improved at minus €5 million, the main reason for the improved financial result was the increase in the prorated share of the second-quarter earnings of the associate Bayer Industry Services GmbH & Co. OHG from €1 million in the prior-year period to €14 million in the second quarter of 2007. The higher earnings of this company, which is included at equity in the consolidated financial statements of the LANXESS Group, are the result of cost savings and, in particular, one-time effects of the reversal of provisions recorded by this company in the previous year.

Comparing the first half of 2007 to the same period of 2006, the financial result improved from minus €19 million to minus €16 million. Income from the associate was €1 million higher, and net interest expense dropped from €13 million to €10 million.

Income before income taxes Income before income taxes fell sharply in the second quarter, from €118 million to minus €42 million. Adjusted for the exceptional charges for the Lustran Polymers transaction mentioned above and the resulting tax effects, the tax rate was 34.0%, compared with 33.9% in the prior year.

Income before income taxes for the half-year period decreased from €233 million to €90 million. Here the one-time tax effects yielded a tax rate of 62.2%, against 30.9% in the first half of 2006. The adjusted tax rate for the first half of 2007 was 32.2%.

Net income and earnings per share Net income in the second quarter of 2007 fell from €77 million to minus €59 million, while for the half-year period it dropped from €159 million to €32 million. The reason in both cases was the planned divestment of the Lustran Polymers business unit and the related exceptional charges described above. As in the prior year, income of €1 million for the quarter and €2 million for the half-year was attributable to minority interests. With the number of shares unchanged at 84,620,670, earnings per share came in at minus €0.70 for the quarter (Q2 2006: €0.91) and €0.38 for the half-year (H1 2006: €1.88).

Business Trends by Region

Sales by Market	Q2 2006		Q2 2007		Change	H1 2006		H1 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
EMEA (excluding Germany)	584	33.3	567	32.8	(2.9)	1,203	33.5	1,157	33.7	(3.8)
Germany	411	23.5	420	24.3	2.2	828	23.1	831	24.2	0.4
Americas	455	26.0	430	24.9	(5.5)	952	26.5	840	24.4	(11.8)
Asia-Pacific	301	17.2	310	18.0	3.0	604	16.9	610	17.7	1.0
	1,751	**100.0**	**1,727**	**100.0**	**(1.4)**	**3,587**	**100.0**	**3,438**	**100.0**	**(4.2)**

In the **EMEA** region (Europe [excluding Germany], Middle East, Africa), LANXESS Group sales receded by 2.9% to €567 million in the second quarter and by 3.8% to €1,157 million in the first half of 2007. Adjusted for portfolio changes and currency effects, sales for both periods posted slight year-on-year gains, with first-half sales of the Performance Rubber and Chemical Intermediates segments increasing at an above-average rate while sales of the Engineering Plastics segment decreased. Middle Eastern markets developed very well, while LANXESS's business in Western Europe fell back from the prior-year quarter. There was an encouraging trend in the Scandinavian countries, with sales up by double-digit percentages in some cases. The EMEA region generated 33.7% of Group sales, compared to 33.5% in the first half of the previous year.

Sales in **Germany** increased by 2.2% to €420 million in the second quarter of 2007. First-half sales held steady at €831 million, up just 0.4% from the prior-year period. After adjusting for portfolio changes, sales for the half were up 2.3%. There were healthy sales gains in the Engineering Plastics and Performance Chemicals segments, while the other segments came in level with the first half of 2006. The domestic share of Group sales was 24.2%, against 23.1% in the same period last year.

In the **Americas** region, LANXESS recorded a 5.5% drop in second-quarter sales to €430 million. Adjusted for portfolio and exchange rate effects, sales grew by 5.2%. First-half sales declined by 11.8% from the prior-year period to €840 million. On an adjusted basis, revenues were up 4.3% in the first half against the background of a slowly expanding United States economy, with double-digit growth in the Performance Rubber segment and an increase in sales in the Chemical Intermediates segment. The U.S. accounted for a substantial share of sales gains in the region on a currency- and portfolio adjusted basis, while business in Latin America remained at the previous year's level. The Americas region accounted for 24.4% of total sales, down from 26.5%.

Sales in the **Asia-Pacific** region advanced in the second quarter by 3.0% to €310 million, or by an impressive 7.7% on an adjusted basis. Sales for the first half, at €610 million, were up 1.0% from a year earlier. Adjusted for currency effects and the prior-year revenues from since-divested businesses, sales rose by 7.8%. All segments performed well in this region. The Performance Rubber and Engineering Plastics segments recorded particularly strong sales gains. Growth was again driven by the Chinese and Indian markets, where sales moved ahead by double-digit percentages. This region's share of total sales rose from 16.9% to 17.7%.

Segment Information

Performance Rubber	Q2 2006		Q2 2007		Change	H1 2006		H1 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	448		467		4.2	886		918		3.6
EBITDA pre exceptionals	62	13.8	65	13.9	4.8	133	15.0	135	14.7	1.5
EBITDA	62	13.8	65	13.9	4.8	132	14.9	135	14.7	2.3
Operating result (EBIT) pre exceptionals	45	10.0	47	10.1	4.4	100	11.3	100	10.9	0.0
Operating result (EBIT)	45	10.0	47	10.1	4.4	99	11.2	100	10.9	1.0
Capital expenditures*	15		17		13.3	25		30		20.0
Depreciation and amortization	17		18		5.9	33		35		6.1

* intangible assets and property, plant and equipment

Sales in the **Performance Rubber** segment grew in the second quarter of 2007 by 4.2% to €467 million, with selling prices and volumes increasing in all of this segment's business units. Price-driven sales gains of 4.0% and volume-based gains of 5.1% were offset by negative currency effects of 4.9%. With the U.S. dollar persistently weak against the euro, all business units suffered from the shifts in currency parities. In the Butyl Rubber business unit, the second quarter of 2007 saw the completion of extensive capital expenditure projects aimed at expanding capacities and enhancing efficiency at our sites in Sarnia, Canada, and Zwijndrecht, Belgium. The market responded very favorably to the additional capacities. The impact of the production interruption at our Belgian plant in Zwijndrecht due to a labor strike was no greater than anticipated. In June we reported on a feasibility study concerning the construction of a new facility in Asia to manufacture butyl rubber and upcoming negotiations on the matter. The aim is to satisfy the region's sharply increasing demand for this product. The Polybutadiene Rubber business unit posted sales growth in Europe and Asia thanks to new contracts with bulk customers. We reinforced our market position in polybutadiene rubber on a global basis. The long-term contract signed with Hankook Tire in May 2007 for the supply of solution SBR and polybutadiene rubber will also contribute to this strong position going forward. The Technical Rubber Products business unit reported a price- and volume-driven increase in sales, thanks in large measure to an expansion of its activities in the Asia-Pacific region and ongoing stable demand in the EMEA region. We launched capacity-expanding initiatives in this business unit, as well, with the focus on the production of carboxylated nitrile rubber (XNBR) at the facilities in La Wantzenau, France, and Sarnia, Canada. In addition, debottlenecking projects and renovations were commenced at our sites in Marl and Orange, Texas.

EBITDA pre exceptionals for the Performance Rubber segment increased by €3 million to €65 million. Considerably higher raw material prices, particularly for butadiene, hampered the segment's operating performance. Earnings improved in the Butyl Rubber business unit, where sales growth outpaced the cost increases. Although the Polybutadiene Rubber business unit implemented price increases in many cases, it was initially unable to fully translate the movement in raw material costs into higher selling prices. The Technical Rubber Products business unit continued to reap the benefits of the efficiency-enhancing measures implemented and slightly improved on its prior-year result. The EBITDA margin for the segment, at 13.9%, edged out the figure from a year earlier.

The Performance Rubber segment expanded its sales in the first half of 2007 by 3.6% to €918 million. Positive price and volume effects drove sales up by 4.4% and 4.6%, respectively, while negative currency effects diminished sales by 5.4%. The price increases in all of the segment's business units were the result of further increases in the prices for petrochemical derivatives. The largest volume gains were reported by the Butyl Rubber business unit, thanks to brisk demand and the additional capacities brought to market. EBITDA pre exceptionals was on a par with the prior year at €135 million. The EBITDA margin pre exceptionals, at 14.7%, reached the prior year's very high level of 15.0%.

Engineering Plastics	Q2 2006		Q2 2007		Change	H1 2006		H1 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	425		427		0.5	881		855		(3.0)
EBITDA pre exceptionals	34	8.0	36	8.4	5.9	56	6.4	77	9.0	37.5
EBITDA	34	8.0	(106)	(24.8)	n.a.	56	6.4	(65)	(7.6)	n.a.
Operating result (EBIT) pre exceptionals	26	6.1	29	6.8	11.5	40	4.5	62	7.3	55.0
Operating result (EBIT)	26	6.1	(157)	(36.8)	n.a.	40	4.5	(124)	(14.5)	n.a.
Capital expenditures*	10		21		> 100	15		33		> 100
Depreciation and amortization	8		51		> 100	16		59		> 100

* intangible assets and property, plant and equipment

Second-quarter sales in the **Engineering Plastics** segment, at €427 million, were level with the prior year figure of €425 million. Price increases that boosted sales by 5.7% compensated for negative sales impacts of 2.6% each from lower volumes and negative currency effects. Sales in the Lustran Polymers business unit fell slightly, as negative volume and currency effects exceeded the positive price effects. The price increases themselves were the result of the higher raw material costs. As in the first quarter of 2007, volumes dropped in connection with site consolidations and decisions to forego unprofitable business. Volume sales for ABS plastics were up in the Asia-Pacific region due to capacity expansions at our plant in India. The Semi-Crystalline Products business unit turned in an encouraging performance, with increases in selling prices and volumes. The higher raw material costs necessitated price adjustments for our plastic products and our precursors, caprolactam and adipic acid.

EBITDA pre exceptionals rose slightly, from €34 million to €36 million. Weak earnings in the Lustran Polymers business unit largely negated the improvements in the Semi-Crystalline Products business unit. Lustran Polymers was unable to match the prior-year earnings level because only some of its higher raw material costs could be passed on to the market. Additions to competitors' production capacities, particularly in Asia, are also putting a squeeze on this business unit, at least in its current configuration. Accordingly, we had announced that we would look at possible strategic options for our global ABS plastics business. Our search for a partner was brought to a successful conclusion at the end of June. LANXESS and the British chemicals group INEOS are forming a new company to which the Lustran Polymers business unit will be transferred. LANXESS will initially hold a 49% minority interest in the INEOS-led company. It has been agreed that INEOS will take over LANXESS's 49% interest after two years. The purchase price will be determined on the basis of

the new company's economic success during this two-year period. The transfer of the Lustran Polymers business unit to the new company forms a milestone in LANXESS's realignment. It offers a viable solution for the Lustran business with optimum development potential and advantages in terms of raw material sourcing. It also enables LANXESS to benefit from the restructuring efforts initiated for this business unit two years ago. The transaction remains subject to the approval of the antitrust authorities. Pending this approval, the parties expect to close the transaction in late September 2007.

Earnings in the Semi-Crystalline Products business unit exceeded the prior-year level. The improvement was driven by high capacity utilization and the effects of a range of productivity-enhancing measures, as well as by price increases resulting from higher raw material costs. The scheduled maintenance shutdowns at the plants in Antwerp, Belgium, and Uerdingen, Germany, prevented even stronger earnings growth.

The segment's EBITDA margin pre exceptionals rose by 0.4 percentage points to 8.4%. The entire amount of €186 million in exceptional charges to EBIT related to preparations for transferring the Lustran activities to the new company to be established with INEOS. The figure comprised €44 million in asset impairments and €142 million in further anticipated write-downs and transaction costs, a provision for the latter amount having been recorded in the balance sheet as of June 30, 2007.

In the first half of 2007, the Engineering Plastics segment posted a 3.0% decline in sales to €855 million. Adjusted for negative currency and portfolio effects of 2.7% and 1.6%, respectively, sales grew by 1.3%. A 6.0% positive price effect more than offset the 4.7% drop in volumes. The portfolio effect related to the sale of the Fibers business unit at the end of February 2006. The price increases were a function of passing on the higher raw material costs, while the drop in volumes related solely to the Lustran Polymers business unit. EBITDA pre exceptionals improved considerably in the first half, increasing by 37.5% to €77 million. The upward business trend in the Semi-Crystalline Products business unit factored heavily into this growth, while the Lustran Polymers business unit generated earnings on a par with the prior year. Earnings were further supported by the divestment of the loss-making Fibers business at the end of February 2006. The EBITDA margin, at 9.0%, was 2.6 percentage points above the figure for the first half of 2006.

Chemical Intermediates	Q2 2006		Q2 2007		Change	H1 2006		H1 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	394		401		1.8	789		809		2.5
EBITDA pre exceptionals	75	19.0	76	19.0	1.3	146	18.5	155	19.2	6.2
EBITDA	75	19.0	76	19.0	1.3	146	18.5	155	19.2	6.2
Operating result (EBIT) pre exceptionals	59	15.0	61	15.2	3.4	114	14.4	125	15.5	9.6
Operating result (EBIT)	59	15.0	61	15.2	3.4	114	14.4	125	15.5	9.6
Capital expenditures*	8		13		62.5	17		25		47.1
Depreciation and amortization	16		15		(6.3)	32		30		(6.3)

* intangible assets and property, plant and equipment

In the second quarter of 2007, the **Chemical Intermediates** segment posted a small increase of 1.8% in sales, to €401 million. The segment had a very satisfactory quarter, matching the strong performance of the prior-year period with little variation. With prices almost unchanged, 3.6% growth in volumes was partially offset by negative currency effects of 2.0%. The Basic Chemicals business unit again raised prices and achieved higher volumes in a market environment characterized by buoyant demand but also stiff competition. Here volume growth was recorded, for example in Germany. Higher volumes also reinforced this unit's market position in the challenging North American market. The agricultural business of the Saltigo business unit dipped temporarily due to a downturn in demand for fungicides in the second quarter of 2007. Sales of specialties and pharmaceutical intermediates were in line with the previous year. The continuing favorable climate in the European construction industry benefited the Inorganic Pigments business unit, which posted higher volumes. This more than compensated for the decrease in demand in the North American market.

EBITDA pre exceptionals of the Chemical Intermediates segment rose slightly by 1.3% to €76 million. The Basic Chemicals business unit benefited from streamlined cost structures. In spite of the drop in sales, earnings in the Saltigo business unit improved again, largely thanks to the success of the restructuring measures implemented. The project-related nature of the Saltigo business and the resulting sales and earnings volatility must also be taken into account. The Inorganic Pigments business unit succeeded in passing on higher raw material costs, particularly ferrous scrap prices. The restructuring carried out in the United States in 2006 and savings in freight costs made positive contributions to earnings. The segment's EBITDA margin pre exceptionals was held at the high level of 19.0%.

In the first six months of fiscal 2007, sales in the Chemical Intermediates segment edged up 2.5% to €809 million. While prices remained almost flat at +0.6%, volumes climbed by 4.2%. Currency effects, however – especially from the weaker U.S. dollar – had a 2.3% negative impact. Both price and volume increases were achieved in the Basic Chemicals and Inorganic Pigments business units in the first half of the year. Prices in the Saltigo business unit trailed slightly behind the previous year, although here, too, volumes increased. The Basic Chemicals business unit succeeded in maintaining its market position, while Inorganic Pigments benefited from high demand in Europe.

EBITDA pre exceptionals in the first half of 2007 rose by 6.2% year-on-year to €155 million. All business units in the segment helped to increase earnings. The Inorganic Pigments business unit derived particular benefit from the strong demand and the resulting high level of capacity utilization. The segment's EBITDA margin improved by 0.7 percentage points to a respectable 19.2%.

Performance Chemicals	Q2 2006		Q2 2007		Change	H1 2006		H1 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	456		410		(10.1)	973		810		(16.8)
EBITDA pre exceptionals	70	15.4	63	15.4	(10.0)	139	14.3	123	15.2	(11.5)
EBITDA	70	15.4	63	15.4	(10.0)	138	14.2	123	15.2	(10.9)
Operating result (EBIT) pre exceptionals	56	12.3	48	11.7	(14.3)	108	11.1	92	11.4	(14.8)
Operating result (EBIT)	56	12.3	48	11.7	(14.3)	107	11.0	92	11.4	(14.0)
Capital expenditures*	11		10		(9.1)	23		17		(26.1)
Depreciation and amortization	14		15		7.1	31		31		0.0

* intangible assets and property, plant and equipment

Due to portfolio changes and currency effects, second-quarter sales of the **Performance Chemicals** segment came in 10.1% lower year-on-year, at €410 million. Adjusted for negative currency effects of 2.0% and the portfolio effect of 8.8% from the divestment of the Textile Processing Chemicals business unit at the end of 2006, sales were up 0.7% on the same period of last year. Positive volume effects amounting to 3.1% offset the 2.4% negative price effects. Price erosion in the Functional Chemicals and Rubber Chemicals business units was compensated by higher volumes. In addition, the Material Protection Products business unit recorded seasonal volume increases in cold sterilization agents and wood preservatives. The sales trend in the Leather business unit was marked by negative currency effects and a slowdown in business in Brazil. By contrast, sales of leather chemicals in the Asia-Pacific region rose. The Rhein Chemie business unit deliberately refrained from accepting unprofitable business, leading to a slight drop in volumes.

The Performance Chemicals segment's EBITDA pre exceptionals shrank by 10.0% to €63 million. This decrease reflects the absence of earnings contributions from the Textile Processing Chemicals business unit, which was divested at the end of 2006. Solid earnings growth in the Material Protection Products, Leather, Rhein Chemie and Ion Exchange Resins business units did not suffice to offset the drop in earnings in Functional Chemicals and Rubber Chemicals. In the Rhein Chemie business unit, a cost optimization program for strengthening the strategic core areas of specialties and service concepts was launched at the Mannheim site. A similar program was introduced at the U.S. facility in Chardon, Ohio, where Rhein Chemie's production in the Americas region was consolidated in fall 2006. Earnings of the Rubber Chemicals business unit had been above average in the prior-year period, and a negative effect also resulted from intense competitive pressure in Asia. The segment stabilized its EBITDA margin at 15.4%.

In the first half of 2007, the segment saw sales slide by 16.8% to €810 million. Adjusted for negative currency and portfolio effects of 3.1% and 14.1%, respectively, sales remained at the same level as in the first six months of 2006. While a negative price effect of 0.9% was recorded, volumes rose by 1.3%. The portfolio effects related to the sale of the Paper business unit in March 2006 and the Textile Processing Chemicals business unit at the end of 2006. The negative price effects are chiefly the result of the difficult market environment for the Functional Chemicals and Rubber Chemicals business units. The Rhein Chemie business unit implemented price increases, deliberately forgoing higher volumes. The Material Protection Products, Functional Chemicals and Leather business units, in particular, increased volumes in the first half of the year, with Leather boosting volumes of chrome ore and chromic acids. The acquisition by this business unit of the remaining 50% interest in Chrome International South Africa Ltd. (CISA) from the former joint venture partner Dow Chemical took legal and economic effect on February 1, 2007. This transaction gives LANXESS sole ownership of the sodium dichromate production facility in Newcastle, South Africa. With leather chemicals production operations now fully integrated, the performance of the Leather business unit is set to improve.

EBITDA pre exceptionals shrank by 11.5% to €123 million, thanks largely to the divestment of the low-margin Paper and Textile Processing Chemicals business units. The EBITDA margin nonetheless improved by 0.9 percentage points to 15.2%, reflecting the contribution of the completed portfolio changes to sustained value creation. In the first half of the year, segment earnings were also held back by the consequences of an operational incident at the Functional Chemicals business unit's hydrazine hydrate production plant in Weifang, China. The shutdown is expected to last until some time in the fourth quarter of 2007. As a result, we have declared force majeure to affected customers in the Asia-Pacific region. As announced, the shutdown will impact EBITDA pre exceptionals by a medium single-digit million euro figure.

Other/Consolidation	Q2 2006		Q2 2007		Change	H1 2006		H1 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	28		22		(21.4)	58		46		(20.7)
EBITDA pre exceptionals	(40)		(29)		27.5	(68)		(60)		11.8
EBITDA	(51)		(38)		25.5	(95)		(76)		20.0
Operating result (EBIT) pre exceptionals	(48)		(34)		29.2	(81)		(70)		13.6
Operating result (EBIT)	(59)		(43)		27.1	(108)		(87)		19.4
Capital expenditures*	0		3		n.a.	1		6		> 100
Depreciation and amortization	8		5		(37.5)	13		11		(15.4)

* intangible assets and property, plant and equipment

The €9 million in exceptional charges taken in this segment in the second quarter of 2007 and €17 million taken in the first half of 2007 relate to extensive restructuring activities and portfolio adjustments as in the previous year. These charges mainly included personnel adjustment costs, expenses for closures or partial closures of facilities, and costs for the preparation and execution of corporate transactions. Of the total exceptional charges in the first six months, €1 million was attributable to asset write-downs. The transformation process initiated by the Management Board involves a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments. Since it is therefore not possible to allocate the related expenses accurately among the operating segments, they are reflected in the Corporate segment as in the previous two fiscal years.

Financial Condition

Balance sheet structure As of June 30, 2007, the LANXESS Group had total assets of €4,350 million, up €145 million or 3.4% from €4,205 million on December 31, 2006. Non-current assets rose slightly by €17 million to €1,747 million. Intangible assets and property, plant and equipment fell by €27 million in total to €1,479 million. Capital expenditures of €111 million for intangible assets, property, plant and equipment, along with the additions to non-current assets resulting from the acquisition of the remaining 50% of the shares of South Africa-based Chrome International South Africa (Pty.) Ltd. were offset by depreciation and amortization of €122 million. In addition, impairment losses of €44 million were recorded on property, plant and equipment in preparation for the divestment of the Lustran Polymers business unit as of September 30, 2007. The increase in the equity carrying value of the interest in Bayer Industry Services GmbH & Co. OHG is primarily attributable to the equalization payment for the 2006 fiscal year and the company's net income of €11 million in the first six months of the year. The first-time full consolidation of the South African subsidiary Chrome International South Africa (Pty.) Ltd. led to a decrease in non-current financial assets, which as of December 31, 2006 included a long-term loan to this company. The ratio of non-current assets to total assets fell slightly compared with December 31, 2006, to 40.2%.

Current assets, at €2,603 million, were up €128 million from the end of 2006. Inventories and trade receivables increased by €65 million and €59 million, respectively, as a result of higher raw material prices and seasonal effects. Other current assets declined, mainly due to receipt of the purchase price upon divestment of the Textile Processing Chemicals business unit at the end of 2006. Liquid assets rose by €29 million to €200 million. Current assets made up 59.8% of total assets.

Equity, including minority interests, rose by €36 million from December 31, 2006 to €1,464 million. The €32 million net income in the first half of 2007 and €24 million in other positive changes in equity, chiefly resulting from the changes in financial instruments that were recognized directly in equity, were partially offset by the payment of LANXESS AG's first dividend of €21 million on June 1, 2007. The ratio of equity to total assets amounted to 33.7% as of June 30, 2007 compared to 34.0% as of December 31, 2006.

Non-current liabilities decreased by €34 million to €1,520 million as of June 30, 2007. This was principally due to the early repayment of non-current financial liabilities in the amount of €30 million. Provisions for pensions and other post-employment benefits remained almost unchanged from December 31, 2006. The ratio of non-current liabilities to total assets fell from 37.0% to 34.9% at the end of the quarter.

Current liabilities rose by €143 million or 11.7% to €1,366 million. This was mainly due to the recognition of a provision in the amount of €142 million for anticipated write-downs and transaction costs in connection with the divestment of the Lustran Polymers business unit, as well as an earnings-related increase in current tax liabilities. In contrast, liabilities were reduced by the payment of deferred interest on the Euro Benchmark Bond issued in 2005 and the utilization of provisions for employee bonuses in the second quarter of 2007. Trade payables were up slightly by €23 million to €625 million. The ratio of current liabilities to total assets was 31.4% at the end of the quarter, compared with 29.1% as of December 31, 2006.

Liquidity and capital resources Net cash provided by operating activities in the first half of 2007 rose by €92 million from the prior-year period, to €189 million. With income before income taxes of €90 million, which included exceptional charges of €203 million, operating cash flows were positively influenced in particular by the smaller increase in working capital and the correspondingly lower cash outflow of €104 million compared with €206 million in the prior-year period. Changes in other assets and liabilities led to inflows of €86 million, mainly due to the increase in non-cash charges.

With respect to investing activities, net cash of €110 million was used in the first half of 2007, compared with net cash of €11 million provided by investing activities in the prior-year period. This was primarily due to disbursements for intangible assets, property, plant and equipment, which increased by €30 million, or 37.0%, to €111 million. Depreciation, amortization and write-downs totaled €166 million, with write-downs accounting for €44 million. A payment of €23 million was made to acquire the remaining 50% of the shares of Chrome International South Africa (Pty.) Ltd., South Africa.

Significant capital expenditures were made in the first half of 2007 in the Performance Rubber, Engineering Plastics and Chemical Intermediates segments, the main item here being the completion of capacity expansions in the Butyl Rubber business unit in Sarnia, Canada. In addition, the Semi-Crystalline Products business unit largely completed its capacity expansion for polyamide 6 at the Krefeld-Uerdingen production facility. The Saltigo business unit invested in facilities to service its customers in the pharmaceutical industry. The Ion Exchange Resins business unit brought to a conclusion its capital expenditure program at the Bitterfeld site to enlarge and flexibilize its facilities for producing ion exchange resins.

Apart from these capital expenditures, there was a €38 million outflow for financial assets. These disbursements comprised the equalization payment related to the prior-year loss of Bayer Industry Services GmbH & Co. OHG and the purchase of securities. They were compensated by €47 million in income from divestments, principally that of the Textile Processing Chemicals business unit. In the first half of the prior year, there was a total inflow of €103 million from the divestment of the Fibers and Paper business units and the subsidiary iSl-Chemie.

Net cash used in financing activities came to €51 million, including dividend payments of €22 million and interest payments of €20 million for the Euro Benchmark Bond. The cash outflow for net changes in borrowings came to only €4 million in the first half of 2007, compared with €87 million in the first six months of 2006.

As of June 30, 2007, liquid assets amounted to €200 million, exceeding the December 31, 2006 level by €29 million or 17.0%. Net financial liabilities as of June 30, 2007 were €461 million, down 9.8% compared with December 31, 2006. This was a very encouraging development in light of the dividend and employee bonus payments in the first half of 2007.

Significant Opportunities and Risks There have been no significant changes in the opportunities and risks of the LANXESS Group compared with December 31, 2006. For more information, readers are therefore referred to the risk report included in the management report for the 2006 fiscal year.

With favorable operating conditions persisting and our sector's economy in good health, additional business opportunities are expected to arise in the remaining six months of fiscal 2007. It is also likely that our businesses will benefit from the higher level of capital expenditures compared to last year, the increase in our research and development activities and the continuation of our Asia initiative.

The discovery in the reporting period of an additional 80 million metric tons of ore reserves at LANXESS's chrome ore mine in South Africa that are currently considered feasible for economic exploitation ensures long-term access to this raw material, which is particularly important for the Leather business unit.

The risks from increases in raw material and energy costs outlined at the start of the year have become more specific and may have further adverse effects on our earnings during the remainder of 2007. The same applies to the continued weakness of the U.S. dollar against the euro, especially where foreign currency risks are not fully hedged. Other risk factors include longer-than-planned production stoppages, delivery bottlenecks at raw material or precursor suppliers and the continuing uncertainty about the development of the U.S. economy.

Outlook We expect global economic growth to continue for the rest of 2007. Negative factors in the form of high, volatile prices for raw materials and the crisis in certain sectors in the United States are not expected to significantly hamper the positive trend in the second half of the year. Our forecast is underscored by continuing good economic prospects in Germany and elsewhere in Europe, as well as in Asia.

The continued strength of the euro could affect our financial performance in the medium term. There is no significant short-term impact from exchange rate fluctuations in light of our currency hedging. However, if the euro remains above US$1.35, this could adversely affect LANXESS's earnings by a single-digit million figure from the fourth quarter of 2007.

Raw material and energy prices are not expected to drop significantly, if at all, remaining at a volatile, high level for the time being. Relief is currently not anticipated until the fourth quarter of 2007 at the earliest.

The LANXESS Group will systematically continue its transformation process. The further earnings improvements in the second quarter and first half of 2007 over the already healthy prior-year periods is gratifying and provides a good basis for meeting our targets. Our decision to divest our low-margin Lustran Polymers business unit should help us to further expand our EBITDA margin pre exceptionals. Against this background, we now expect EBITDA pre exceptionals to increase from the 2006 figure of €675 million to between €700 million and €720 million for the full year 2007. This estimate is based on the assumption that the Lustran Polymers transaction will close by the end of September and that this business unit therefore will not contribute to fourth-quarter earnings. In anticipation of moderate growth in sales from continuing operations, this means that we will continue to narrow the gap to our competitors in terms of the EBITDA margin pre exceptionals.

In light of our systematic investment and growth strategy, capital expenditures in the current year are planned to exceed €300 million, which is significantly above the prior-year level of €267 million.

Events After the Balance Sheet Date On July 6, 2007, the upper house of the German parliament (Bundesrat) ratified the 2008 Corporate Tax Reform Act following its approval by the lower house (Bundestag) on May 25, 2007. Most provisions of the Act will take effect at the start of fiscal 2008. These include in particular the reduction in the corporate income tax rate from 25% to 15% and the broadening of the assessment base for corporate income and trade taxes. In accordance with IAS 12, the change in the law will affect the recognition and measurement of deferred taxes in the LANXESS Group for the first time in the consolidated interim financial statements as of September 30, 2007. The change did not affect the consolidated interim financial statements for the period ended June 30, 2007. It is expected that the effective tax rate for German consolidated companies will drop from its current level of 39.6%, thus having a positive effect on net earnings of the Group.

On July 18, 2007, Moody's Investor Services raised its rating for LANXESS, which had stood at "Baa3" since May 2005, by one notch to "Baa2" with stable outlook. The reasons cited for the upgrade were the improvement in LANXESS's operating performance as a result of restructuring and active portfolio management, along with the substantial improvement in its financial position achieved through strict financial discipline. On July 31, 2007, Standard & Poor's also raised its rating for LANXESS by one notch, from "BBB–" to "BBB" with stable outlook, citing not only the improvement in financial data but also the enhancement of the Group's business profile that has been achieved through active portfolio management.

Consolidated Interim Financial Statements as of June 30, 2007

LANXESS Group Income Statement

€ million	Q2 2006	Q2 2007	H1 2006	H1 2007
Sales	**1,751**	**1,727**	**3,587**	**3,438**
Cost of sales	(1,320)	(1,332)	(2,719)	(2,647)
Gross profit	**431**	**395**	**868**	**791**
Selling expenses	(202)	(167)	(403)	(330)
Research and development expenses	(22)	(23)	(44)	(45)
General administration expenses	(64)	(64)	(128)	(122)
Other operating income	95)	69	145	135
Other operating expenses	(111)	(254)	(186)	(323)
Operating result (EBIT)	**127**	**(44)**	**252**	**106**
Income from investment in associate	1	14	10	11
Interest income	2	3	4	6
Interest expense	(8)	(8)	(17)	(16)
Other financial income and expense	(4)	(7)	(16)	(17)
Financial result	**(9)**	**2**	**(19)**	**(16)**
Income (loss) before income taxes	**118**	**(42)**	**233**	**90**
Income taxes	(40)	(16)	(72)	(56)
Income (loss) after taxes	**78**	**(58)**	**161**	**34**
of which attributable to minority stockholders	1	1	2	2
of which attributable to LANXESS AG stockholders [net income (loss)]	77	(59)	159	32
Earnings per share (€)	**0.91**	**(0.70)**	**1.88**	**0.38**

LANXESS Group
Balance Sheet

€ million	Dec. 31, 2006	June 30, 2007
ASSETS		
Intangible assets	41	40
Property, plant and equipment	1,465	1,439
Investment in associate	5	33
Investments in other affiliated companies	4	4
Non-current financial assets	37	19
Deferred taxes	84	111
Other non-current assets	94	101
Non-current assets	**1,730**	**1,747**
Inventories	1,047	1,112
Trade receivables	924	983
Current financial assets	113	133
Other current assets	220	175
Liquid assets	171	200
Current assets	**2,475**	**2,603**
Total assets	**4,205**	**4,350**
EQUITY AND LIABILITIES		
Capital stock	85	85
Capital reserves	804	804
Other reserves	685	861
Net income	197	32
Accumulated other comprehensive loss	(368)	(344)
Equity attributable to minority interest	25	26
Equity	**1,428**	**1,464**
Provisions for pensions and other post-employment benefits	520	518
Other non-current provisions	271	277
Non-current financial liabilities	632	595
Non-current tax liabilities	38	38
Other non-current liabilities	36	31
Deferred taxes	57	61
Non-current liabilities	**1,554**	**1,520**
Other current provisions	354	439
Current financial liabilities	50	66
Trade payables	602	625
Current tax liabilities	36	80
Other current liabilities	181	156
Current liabilities	**1,223**	**1,366**
Total equity and liabilities	**4,205**	**4,350**

LANXESS Group
Statement of Changes in Equity

€ million	Capital stock	Capital reserves	Other reserves	Net income (loss)	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stockholders	Equity attributable to minority interest	Total
					Currency translation adjustment	Derivative financial instruments			
Dec. 31, 2005	**85**	**804**	**748**	**(63)**	**(334)**	**(1)**	**1,239**	**17**	**1,256**
Dividend payments							0	(1)	(1)
Allocation to retained earnings			(63)	63			0		0
Exchange differences					(18)		(18)	(1)	(19)
Other changes in equity						14	14		14
Net income				159			159	2	161
June 30, 2006	**85**	**804**	**685**	**159**	**(352)**	**13**	**1,394**	**17**	**1,411**
Dec. 31, 2006	**85**	**804**	**685**	**197**	**(367)**	**(1)**	**1,403**	**25**	**1,428**
Dividend payments				(21)			(21)	(1)	(22)
Allocation to retained earnings			176	(176)			0		0
Exchange differences					6		6		6
Other changes in equity						18	18		18
Net income				32			32	2	34
June 30, 2007	**85**	**804**	**861**	**32**	**(361)**	**17**	**1,438**	**26**	**1,464**

LANXESS Group
Cash Flow Statement

	H1 2006	H1 2007
€ million		
Income before income taxes	**233**	**90**
Depreciation and amortization	125	166
Income from investment in associate	(10)	(11)
Financial losses	12	2
Income taxes paid	(26)	(40)
Change in inventories	(98)	(62)
Changes in trade receivables	(41)	(61)
Changes in trade payables	(67)	19
Changes in other assets and liabilities	(31)	86
Net cash provided by operating activities	**97**	**189**
Cash outflows for additions to intangible assets, property, plant and equipment	(81)	(111)
Cash outflows for financial assets	(17)	(38)
Cash outflows for acquisitions	0	(23)
Cash inflows from sales of intangible assets, property, plant and equipment	1	1
Cash inflows from divestments of subsidiaries and other businesses, less divested cash	103	47
Interest and dividends received	5	14
Net cash provided by (used in) investing activities	**11**	**(110)**
Proceeds from borrowings	50	23
Repayments of borrowings	(137)	(27)
Interest paid and other financial disbursements	(26)	(25)
Dividend payments	(1)	(22)
Net cash used in financing activities	**(114)**	**(51)**
Change in cash and cash equivalents from business activities	**(6)**	**28**
Cash and cash equivalents as of January 1	**136**	**171**
Other changes in cash and cash equivalents	(3)	1
Cash and cash equivalents as of June 30	**127**	**200**
Marketable securities and other instruments	8	0
Liquid assets as per balance sheet	**135**	**200**

Segment and Region Data

Key Data by Segment

Second Quarter	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	448	467	425	427	394	401
EBITDA pre exceptionals	62	65	34	36	75	76
EBITDA margin pre exceptionals (%)	13.8	13.9	8.0	8.4	19.0	19.0
EBITDA	62	65	34	(106)	75	76
Segment result/EBIT pre exceptionals	45	47	26	29	59	61
Segment result/EBIT	45	47	26	(157)	59	61
Capital expenditures	15	17	10	21	8	13
Depreciation and amortization	17	18	8	51	16	15

First Half	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	886	918	881	855	789	809
EBITDA pre exceptionals	133	135	56	77	146	155
EBITDA margin pre exceptionals (%)	15.0	14.7	6.4	9.0	18.5	19.2
EBITDA	132	135	56	(65)	146	155
Segment result/EBIT pre exceptionals	100	100	40	62	114	125
Segment result/EBIT	99	100	40	(124)	114	125
Capital expenditures	25	30	15	33	17	25
Depreciation and amortization	33	35	16	59	32	30
Employees (as of June 30)	2,967[1]	2,891	2,814[1]	2,981	3,658[1]	3,635

Key Data by Region

Second Quarter	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007
€ million	EMEA (excluding Germany)		Germany		Americas	
Sales by market	584	567	411	420	455	430
% of Group sales	33.3	32.8	23.5	24.3	26.0	24.9

First Half	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007
€ million	EMEA (excluding Germany)		Germany		Americas	
Sales by market	1,203	1,157	828	831	952	840
% of Group sales	33.5	33.7	23.1	24.2	26.5	24.4
Employees (as of June 30)	3,083[1]	3,139	8,263[1]	8,123	3,094[1]	3,072

[1] December 31, 2006

	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007
	Performance Chemicals		Other/Consolidation		LANXESS	
	456	410	28	22	1,751	1,727
	70	63	(40)	(29)	201	211
	15.4	15.4			11.5	12.2
	70	63	(51)	(38)	190	60
	56	48	(48)	(34)	138	151
	56	48	(59)	(43)	127	(44)
	11	10	0	3	44	64
	14	15	8	5	63	104

	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007
	Performance Chemicals		Other/Consolidation		LANXESS	
	973	810	58	46	3,587	3,438
	139	123	(68)	(60)	406	430
	14.3	15.2			11.3	12.5
	138	123	(95)	(76)	377	272
	108	92	(81)	(70)	281	309
	107	92	(108)	(87)	252	106
	23	17	1	6	81	111
	31	31	13	11	125	166
	3,891[1]	4,078	3,151[1]	2,815	16,481[1]	16,400

	Q2 2006	Q2 2007	Q2 2006	Q2 2007
	Asia-Pacific		LANXESS	
	301	310	1,751	1,727
	17.2	18.0	100.0	100.0

	H1 2006	H1 2007	H1 2006	H1 2007
	Asia-Pacific		LANXESS	
	604	610	3,587	3,438
	16.9	17.7	100.0	100.0
	2,041[1]	2,066	16,481[1]	16,400

Condensed Notes to the Consolidated Interim Financial Statements as of June 30, 2007

Recognition and Valuation Principles The consolidated interim financial statements as of June 30, 2007, reviewed by PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft, were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting, which are endorsed by the European Union. Reference should be made as appropriate to the notes to the consolidated financial statements as of December 31, 2006. The interim financial statements have been prepared using the standards and interpretations in effect as of January 1, 2007. IAS 34 (Interim Financial Reporting) has been applied in addition.

Scope of Consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG and all material domestic and foreign subsidiaries.

LANXESS Buna LLC, Orange, Texas, United States, has been consolidated for the first time. The purpose of this newly formed U.S. company is the marketing of technical rubber products and related services.

In February 2007, LANXESS acquired the Dow Chemical Group's 50% interest in Chrome International South Africa (Pty.) Ltd., Newcastle, South Africa, thus completing the takeover of the chrome chemical activities initiated in December 2006. This company, formerly a joint venture, is now fully consolidated. Pursuant to IAS 31, it was included in the consolidated financial statements by proportionate consolidation until the acquisition date in line with the 50% interest held. No material effects on the financial condition or results of operations of the LANXESS Group resulted from this acquisition.

Fifty-eight companies are fully consolidated in the financial statements of LANXESS AG as of June 30, 2007. Bayer Industry Services GmbH & Co. OHG is included at equity, as in the financial statements as of December 31, 2006.

Changes on the Management Board of LANXESS AG
The former Management Board members Dr. Martin Wienkenhöver and Dr. Ulrich Koemm retired from the Management Board of LANXESS AG effective March 31, 2007 and May 31, 2007, respectively. Dr. Rainier van Roessel, a full Board member since January 1, 2007, was appointed Industrial Relations Director and took over the previous responsibilities of Dr. Wienkenhöver. Dr. Werner Breuers took up his duties as a member of the Management Board with effect from May 14, 2007. Dr. Breuers is responsible for the areas formerly assigned to Dr. Koemm.

Dividend for Fiscal 2006 Pursuant to the resolution of the Annual Stockholders' Meeting on May 31, 2007, the sum of €21 million out of the €82 million balance sheet profit reported in the annual financial statements of LANXESS AG as of December 31, 2006 was paid out to the stockholders on June 1, 2007. The dividend amounted to €0.25 per eligible no-par share. A further sum of €21 million was allocated to retained earnings. The remaining €40 million was carried forward to new account.

Related Parties In the course of its operations, the LANXESS Group sources materials, inventories and services from a large number of business partners worldwide. These include companies in which LANXESS AG has a direct and indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions in the first six months of 2007 with associated companies included in the consolidated financial statements by the equity method mainly comprise the purchase of site services in the fields of utilities, infrastructure and logistics totaling €209 million (first six months of 2006: €207 million) from Bayer Industry Services GmbH & Co. OHG. As a result of these transactions, there were trade payables of €47 million (December 31, 2006: €41 million) pertaining to Bayer Industry Services GmbH & Co. OHG on June 30, 2007.

No material business transactions were undertaken with other associated companies or individuals. As in the previous year, no loans were granted to members of the Management Board or the Supervisory Board in the first half of 2007.

Employees The LANXESS Group had 16,400 employees as of June 30, 2007, 81 less than on December 31, 2006. This decline, which is attributable to the ongoing restructuring, was partly offset by the inclusion of the employees of Chrome International South Africa (Pty.) Ltd. and LANXESS Korea Ltd.

In the EMEA region (excluding Germany), the LANXESS Group employed 3,139 people as of June 30, 2007, compared with 3,083 as of December 31, 2006. The number of employees in Germany fell from 8,263 to 8,123 as a consequence of the restructuring projects. In the Americas region, the number of employees dropped to 3,072 from 3,094 as of December 31, 2006. In the Asia-Pacific region, the number of employees rose from 2,041 to 2,066. This planned increase is largely attributable to the establishment of the South Korean subsidiary at the end of 2006.

Earnings per Share Earnings per share for the second quarter and the first six months of fiscal 2006 and 2007 were calculated by dividing Group net income by the 84,620,670 shares currently admitted to trading on the Frankfurt Stock Exchange.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Leverkusen, August 7, 2007

LANXESS Aktiengesellschaft, Leverkusen
The Management Board

Dr. Axel C. Heitmann | Dr. Werner Breuers

Dr. Rainier van Roessel | Matthias Zachert

Review Report

To LANXESS Aktiengesellschaft, Leverkusen

We have reviewed the condensed consolidated interim financial statements – comprising the income statement, balance sheet, statement of changes in equity, cash flow statement and selected explanatory notes – and the interim group management report of LANXESS Aktiengesellschaft, Leverkusen, for the period from January 1 to June 30, 2007 which are part of the half-year financial report pursuant to § (Article) 37w WpHG ("Wertpapierhandelsgesetz": German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the interim group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU nor that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Cologne, August 8, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht)	(J. Sechser)
German Public Auditor	German Public Auditor

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49 (0) 214 30 33333
E-mail: mediarelations@lanxess.com

Contact Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49 (0) 214 30 33333
E-mail: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

Concept and design
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen, Germany

Financial Calender for 2007	
November 14, 2007	Interim Report Q3

Disclaimer

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

END

LANXESS
Energizing Chemistry